UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Final Amendment)

NORTHSTAR REAL ESTATE CAPITAL INCOME MASTER FUND
(Name of Subject Company (Issuer)

NORTHSTAR REAL ESTATE CAPITAL INCOME MASTER FUND
(Names of Filing Persons (Offeror and Issuer))
Common Shares of Beneficial Interest,
Par Value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Kevin P. Traenkle
Chairman, Chief Executive Officer and President
590 Madison Avenue, 34th Floor
New York, New York 10022
(212) 547-2600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Clifford R. Cone, Esq.	Sandra M. Forman, Esq.
Jefferey D. LeMaster, Esq.	Colony NorthStar, Inc.
Clifford Chance US LLP	590 Madison Avenue, 34th Floor
31 West 52nd Street	New York, New York 10022
New York, New York 10019	(212) 547-2600
(212) 878-8000

August 20, 2018
(Date of Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$0*	$0.00**
*Estimated for purposes of calculating the filing fee only.

**The Issuer is a master fund in a master-feeder structure, whereby NorthStar Real Estate Capital Income Fund and NorthStar Real Estate Capital Income Fund-T (the “Feeder Funds”) invest substantially all of their assets in the Issuer. All shares of beneficial interest, if any, repurchased from shareholders of the Feeder Funds by the Feeder Funds, as applicable, will result in corresponding repurchases of common shares of beneficial interest of the Issuer by the Issuer. The Feeder Funds pay tender offer registration fees for their corresponding tender offers, which are also subject to Rule 13e-4. The Issuer avails itself of the SEC staff’s no-action relief applicable to master-feeder structures for fees on shares they offer to repurchase from their shareholders. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable
Form or Registration No.:  Not Applicable
Filing Party:  Not Applicable
Date Filed:  Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 20, 2018 by NorthStar Real Estate Capital Income Master Fund, a Delaware statutory trust (the “Fund”), in connection with the offer by the Fund to purchase up to 271,454 shares of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”) (which number represents approximately 5.0% of the weighted average number of shares of NorthStar Real Estate Capital Income Fund and NorthStar Real Estate Capital Income Fund-T (each a “Feeder Fund” and collectively, the “Feeder Funds”) outstanding in the previous full calendar quarter prior to the date upon which the notification to repurchase Shares was provided to Shareholders). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Repurchase, dated August 20 2018, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 4:00 P.M., Eastern Time, on October 4, 2018, and 10,130 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Fund purchased 10,130 Shares at a price equal to $6.17 per Share (an amount equal to the net asset value per Share as of the date of repurchase) for an aggregate purchase price of approximately $62,502.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2018

NORTHSTAR REAL ESTATE CAPITAL INCOME MASTER FUND

By:	/s/ Kevin P. Traenkle
	Name:	Kevin P. Traenkle
	Title:	Chairman, Chief Executive Officer and President